United States
Securities and Exchange Commission
Washington, D.C. 20549

______________________________

Schedule TO

(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Atlas Financial Holdings, Inc.
(Name of Subject Company (issuer))

Atlas Financial Holdings, Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

______________________________

Three Warrants exercisable for one Ordinary Share at an exercise price of C$6.00 per share
(Title of Class of Securities)

G06207115
(CUSIP Number of Ordinary Shares Underlying Warrants)
______________________________

Atlas Financial Holdings, Inc.
Attention: Paul Romano
Vice President and Chief Financial Officer
150 Northwest Point Boulevard
Elk Grove Village, Illinois 60007
USA
(847) 700-8603
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
______________________________

Copy to:
Paul Fitzgerald
Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario, M5J 2Z4
(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S.$1,659,792.50	U.S.$226.40

(1)
Calculated solely for purposes of determining the amount of the filing fee. Based upon the offer to purchase 3,983,502 warrants exercisable for an aggregate of 1,327,834 ordinary shares of Atlas Financial Holdings, Inc. at a purchase price of U.S.$1.25 in cash for every three warrants tendered (or 41⅔ U.S. cents per warrant).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals U.S.$136.40 per U.S.$1,000,000 of the value of the transaction.

☑    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$226.40	Filing Party:	Atlas Financial Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 3, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.

☑    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO-I (the “Original Schedule TO”, and as amended by Amendment No. 1 dated May 3, 2013, the “Schedule TO”) originally filed on April 12, 2013 by Atlas Financial Holdings, Inc., a corporation continued in the Cayman Islands (“Atlas” or the “Corporation”). This Schedule TO relates to the tender offer by Atlas to all of the holders of the Warrants to purchase all of the issued and outstanding Warrants as of the Expiration Date upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 12, 2013 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (“Circular”), the related Letter of Transmittal, Notice of Guaranteed Delivery and Lock-Up Agreement, as amended by a Notice of Change and Variation dated May 3, 2013 which, collectively, constitute the “Offer”.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 2 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 2.

This Amendment No. 2 and Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act, as amended. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase and Circular.

This Amendment No. 2 includes only the items in the Schedule TO that are being amended and/or supplemented. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule TO and Amendment No. 1 thereto. This Amendment No. 2 should be read together with the Original Schedule TO, Amendment No. 1 and the exhibits thereto and hereto.

All information in the Offer, including all schedules and exhibits thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

On May 17, 2013, the Corporation issued a press release announcing the results of the Offer. A copy of the press release is attached as Exhibit (a)(1)(H).

Item 4. Terms of the Transaction

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended as follows:

The Offer expired at 5:00 p.m. (Central time) on May 17, 2013. As of the Expiration Date, a total of 3,656,552 Warrants were validly tendered and not withdrawn. Such tendered Warrants represent approximately 96% of the outstanding Warrants as of May 17, 2013. Pursuant to Minimum Tender Condition, fewer than 100% of the outstanding Warrants as of the Expiration Date were deposited and not withdrawn and therefore, the Atlas did not acquire any Warrants under the Offer.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits to the exhibit index:

(a)(1)(H)    Press release dated May 17, 2013.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS FINANCIAL HOLDINGS, INC.
By:	/s/ Scott D. Wollney
Scott D. Wollney
President and Chief Executive Officer

Date: May 29, 2013

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated April 12, 2013 and the accompanying Issuer Bid Circular.
(a)(1)(B)*	Valuation dated April 11, 2013.
(a)(1)(C)*	Letter of Transmittal.
(a)(1)(D)*	Notice of Guaranteed Delivery.
(a)(1)(E)*	Lock-Up Agreement.
(a)(1)(F)*	Notice of Change and Variation dated May 3, 2013.
(a)(1)(G)*	Valuation dated April 30, 2013.
(a)(1)(H)	Press Release dated May 17, 2013.
(a)(2)	Not applicable.
(d)*	Schedule 14A dated April 11, 2012.
(g)	Not applicable.
(h)	Not applicable.

*    Previously filed with the Original Schedule TO on April 12, 2013